G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)
<u>**(SEC I.D. No. 8-21373)**</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21373

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.research, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph L. Fernandez	(914) 921-5216	jfernandez@gabelli.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph L. Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.research, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Financial & Operations Principal

PETER D GOLDSTEIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GO4771798
Qualified in Westchester County
Commission Expires April 22, 2030

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2025

Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
G.research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.research, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of G.research, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of G.research, LLC's management. Our responsibility is to express an opinion on G.research, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to G.research, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as G.research, LLC's auditor since 2024.
New York, New York
March 31, 2026


G.research, LLC

(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2025


Assets

Cash and cash equivalents	$	1,396,319
Deposits with clearing organizations		350,000
Receivables from brokers and clearing organizations		98,359
Receivables from affiliates		1,077,363
Securities owned, at fair value		381
Fixed assets, net of accumulated depreciation of $77,228		2,541
Other assets		94,754
Total assets	$	3,019,717

Liabilities and member's capital

Liabilities:

Compensation payable	$	8,256
Payable to affiliates		91
Accrued expenses and other liabilities		245,411
Total liabilities		253,758

Member's capital:

Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	47,391,220
Accumulated deficit	(44,625,263)
Total member's capital	2,765,959
Total liabilities and member's capital	$ 3,019,717

See accompanying notes.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition
December 31, 2025

A. Organization and Business Description

G.research, LLC (the "Company") was previously a wholly-owned subsidiary of Institutional Services Holdings, LLC, a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). On October 31, 2019, AC closed a transaction whereby Morgan Group Holding Co. ("Morgan Group") acquired the Company in exchange for issuing 50,000,000 shares of Morgan Group common stock to AC. Accordingly, G.research, LLC became a wholly owned subsidiary of Morgan Group (the "Parent"). After the transaction, AC had an 83.3% ownership interest in Morgan Group.

On March 16, 2020, AC's Board of Directors approved the spin-off of the Company to AC's shareholders. Upon execution of the spin-off on August 5, 2020, AC distributed to its shareholders on a pro rata basis the 500,000 shares of Morgan that AC owned. G.research, LLC (the "Company") is a wholly-owned subsidiary of Morgan Group Holding Co. ("Morgan Group").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients, and retail customers of affiliated companies. . The Company participates as sales manager of at-the-market offerings of certain affiliated closed-end funds and receives a tiered percentage of proceeds as stipulated in agreements between the Company, the funds and the funds' investment adviser. The Company also earns investment income generated from its proprietary trading activities.

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Broker-Dealers ("PAB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States of America ("U.S.").

The Company, as a single-member limited liability company and disregarded entity, is not subject to tax and therefore does not include in its separate financial statements amounts of consolidated current and deferred taxes.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition
December 31, 2025

B. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent. Cash equivalents consist of an affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund), which is invested solely in U.S. Treasuries.

Deposits with Clearing Organizations

Deposits with clearing organizations represents restricted cash held at the clearing organizations.

Segment Analysis

The Company is one segment for reporting purposes.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value. Cash equivalents include an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills with maturities of three months or less at the time of purchase are also considered cash equivalents and are valued using unadjusted quoted market prices.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note D, Fair Value, for further details on the fair value hierarchy.

Receivables from Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. See Note C.

Income Taxes

The Company, as a single-member limited liability company and disregarded entity, is not subject to tax and therefore does not include in its separate financial statements amounts of consolidated current and deferred taxes.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition
December 31, 2025

Basis of Presentation and Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during that reporting period. Actual results could differ from those estimates.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Any allowance for credit losses are deducted from the amortized cost of the financial asset to present the net amount expected to be collected. There were no allowances for credit losses in 2025.

C. Related Party Transactions

At December 31, 2025, the Company had an investment of $1,373,506 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2025 the Company earned approximately 69% of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GAMI.

The Company's rent is currently being accounted for on a month-to-month basis. GAMI allocates this expense to the Company based on the percentage of square footage occupied by the Company's employees (including pro rata allocation of common space). Pursuant to the arrangement, GAMI and its affiliates shall pay a monthly fixed lease amount for the twelve month contractual period.

GAMCO provides the Company with shared office space, human resources and payroll services, information technology support, the cost and expense of which are determined pursuant to an allocation schedule that is periodically reviewed.

The Company provides payment services for its parent, Morgan Group.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition
December 31, 2025

Change in Accounting Principle (Income Taxes)

Effective January 1, 2025, the Company changed its accounting policy for income taxes. The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. federal and applicable state income tax purposes. Accordingly, the Company's taxable income is included in the income tax returns of its sole member.

Historically, the Company recorded a provision for income taxes as if it were a separate taxable entity, with income tax expense allocated from its sole member. Beginning in the current year, the Company no longer recognizes income tax expense or related balances in its financial statements, as the Company itself is not subject to income taxes.

Management believes this policy is preferable because it more appropriately reflects the Company's tax status as a disregarded entity and results in financial statements that are consistent with accounting guidance for entities not directly subject to income taxes.

Because only the current period financial statements are presented, the change was applied as of the beginning of the current year. Previously recognized deferred tax assets, deferred tax liabilities, and the related valuation allowance were eliminated upon adoption of the new policy. The net effect of these had no impact on members' equity, as the deferred tax assets were fully offset by a valuation allowance.

D. Fair Value

The Company's financial instruments have been categorized based upon a fair value hierarchy:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Notes to Statement of Financial Condition
December 31, 2025

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Cash equivalents	$ 1,373,506	-	-	$ 1,373,506
Total assets at fair value	$ 1,373,506	$ -	$ -	$ 1,373,506

There were no transfers of assets between levels during the year ended December 31, 2025.

The carrying amounts of the Company's other financial assets and liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

E. Segment Reporting

The Company operates in one business segment which generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients, and retail customers of affiliated companies. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) in the Statement of Operations to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note H, Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement as total assets.

F. Retirement Plan

The Company maintains its own incentive savings plan (the "Plan") sponsored by its Parent covering substantially all employees. Company contributions to the Plan are determined annually by the Morgan Group Board of Directors, but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

The plan was determined to be top- heavy for 2025. A plan is deemed top-heavy when more than 60% of plan balances are attributable to key employees. Accordingly, a minimum contribution must be allocated to the non-key employees equal to the lesser of 3% of compensation *or* the highest percentage of compensation received by any key employee for the plan year. The Company plans to elect safe-harbor provisions for its 401-k plan for 2025.

Notes to Statement of Financial Condition
December 31, 2025

G. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify its clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made, or cash dividends may not be paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $1,211,654, exceeding the required amount of $250,000 by $961,654 at December 31, 2025. There were no subordinated borrowings at any time during the year ended December 31, 2025.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition
December 31, 2025

I. Subsequent Events

Subsequent events have been evaluated through March 31, 2026, the date the Statement of Financial Condition was available to be issued.

Morgan Group announced a non-binding proposal received from Alpha G Investment Management with the intention to invest $2 million of new capital directly into The Company. The Notice of Intention is non-binding and preliminary and remains subject to regulatory approval and agreement on final terms and conditions.